Exhibit 1

This document is an unofficial transcript of portions of earnings release conference call held on November 13, 2014. Due to audio quality and other factors, transcripts are not always precise. There is no assurance as to the accuracy, reliability or completeness of this transcript. Any person reading this transcript and relying on it should do so at his or her own risk.

Questions and Answers

* * *

Paul Marsch – Berenberg

I just want to talk again about the Oi-PT merger and the original intention being to create a specialist telco targeting the Portuguese-speaking markets. And obviously, if you sell the PT Portugal assets, then that objective is clearly no longer relevant. And I think that idea has not gone unnoticed by other players who would like to be players in this situation, notably, Isabel Dos Santos, who’s getting a lot of . . . a big boost to her reputation in Portugal from her decision to try to come and become involved in this situation. So my question is, is there any circumstance under which you would accept the conditions in the offer for PT SGPS shares that are in the Terra Peregrin offer document? As I’m sure you know that there are many conditions in that document, which seemed, from where I sit, to be conditions that are unlikely to be accepted by Oi. But I’m asking you if there are any circumstances under which you might accept those conditions.

Bayard De Paoli Gontijo – Oi S.A.

Thank you, Paul. First, well, we have already rejected all the conditions. So it was already done. And we do not know if this OPA, or the tender offer, will continue or not, but we have already rejected all the conditions. Not willing to change anything in the agreements we’ve done with PT SGPS. So this is one point here. The second way to see this is that . . . I mean, there’s definitely interest from our partners in Unitel, and you can see this in three different aspects. First, there might be an interest here in acquiring our stake in Unitel, which is welcome because we’re selling the assets. Second, there might be an interest in acquiring our assets in Portugal, which is also good because we have already two potential candidates for the asset, having a third one would be nice. So I’m happy about it. And finally, maybe they’re willing to participate in the consolidation in Brazil, which, again, emphasizes that there is great opportunity and value creation in consolidation in Brazil. So again, we rejected all the conditions, but I think that’s a good sign. The final interest in our assets are sign of interest in the consolidation in Brazil.

Paul Marsch – Berenberg, Research Division

And can I just follow up with that, maybe as a technical question about listing on the Novo Mercado? There’s a 7.5% limit in the agreement with PT SGPS. In the event that PT SGPS ends up being acquired by a single owner, even though in theory, that would give them 25.6% of Oi or CorpCo, their voting power would actually be limited to 7.5%. But is it possible, technically speaking or theoretically speaking, that a single owner could end up owning 25%, 26% of CorpCo and still a CorpCo be migrated to the Novo Mercado?

Bayard De Paoli Gontijo – Oi S.A.

Yes, definitely. I mean, we are migrating to Novo Mercado. That’s our goal. That’s what we’re going to deliver on. And again, PT SGPS, in many circumstances, will be limited to 7.5%. It doesn’t matter if it is with a different controlling shareholder, with the current shareholders. It’s going to be always limited to 7.5%. That is exactly what we rejected in that tender offer. We remain that limitation in terms of the ability to vote.

* * *

Mauricio Fernandes – Merrill Lynch

So Bayard, given the relevance of selling the Portuguese assets, it seems that the tender offer for PT SGPS – even not being part of the conditions involved for the tender offer – it seems that it would hold if the tender offer is validated, it would hold the sale process for until the offer is concluded or if the offer is not validated. So could you just explain why if that’s true and why is that the case? And what are the next steps that we should expect in this process, please?

Bayard De Paoli Gontijo – Oi S.A.

Mauricio, thank you for the question. Well, first of all, I will repeat what I have said. I mean, we have rejected all the conditions of the tender offer. In that sense, waiting to see what the regulator is going to do regarding the offer in the next days. Having said that, if the tender offer continues, PT SGPS, it is one of our shareholders that sits in Telemar Participações. And it has in its shareholders’ agreement, we have a process where controlling shareholders, they have to vote together, aligned. And if one of them are conflicted, then either the other decide or we’ll submit this to a General Shareholders’ Meeting. Well, that’s how we’re going to deal with the situation. I mean, first, we have rejected all the conditions. So we’ll see if we still have a tender offer or not. If we do, again, shareholders should vote aligned within the shareholders agreement of Oi. If one of them is conflicted, then it is either a way where the others can decide or we’ll submit this to a General Shareholders’ Meeting.